08032484

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 AND ENDING June 30, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2010 Hancock Street Second Level
(No. and Street)

San Diego California 92110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roc P. Michel 619-325-2620 #6380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North Suite 500 San Diego, CA. 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC
Mail Processing
Section
AUG 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodnev P. Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trade Financial Corporation, as of August 7, 2008, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________________ ______________________________
Signature of Document Signer No. 1 Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 7th day of August, 2008, by
Date Month Year

(1) Rodney Mitchel,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared ~~before me.)~~

Signature [signature]
Signature of Notary Public

CHRISTOPHER D. ROTH
Commission # 1735339
Notary Public - California
San Diego County
My Comm. Expires Mar 30, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

WORLD TRADE FINANCIAL CORPORATION
YEARS ENDED JUNE 30, 2008 AND 2007
TABLE OF CONTENTS

Page

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
World Trade Financial Corporation
San Diego, California

We have audited the accompanying statements of financial condition of World Trade Financial Corporation (a Nevada corporation) (the "Company") as of June 30, 2008 and 2007, and the related statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial Corporation as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 16 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
August 25, 2008

PKF
PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 112,266	$ 304,103
Receivables, net	69,811	221,921
Investments, at market value:		
Trading securities	9,514	2,636
Deposits with clearing brokers	124,913	234,035
Other assets and deposits	40,616	38,511
Total current assets	357,120	801,206
Furniture and equipment, net of accumulated depreciation of $56,699 and $43,952, respectively	15,048	27,795
Total assets	$ 372,168	$ 829,001

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
JUNE 30, 2008 AND 2007

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES:		
Accounts payable	$ 4,465	$ 16,685
Payable to clearing broker	8,461	1,636
Accrued liabilities	16,827	17,261
Income taxes payable - current	35	10,575
Deferred tax liability	-	5,000
Total liabilities	29,788	51,157
Commitments and contingencies (Note 9)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authorized 5,000,000; no shares issued and outstanding	-	-
Common stock, no par value; authorized 20,000,000 issued and outstanding 4,675,000	63,985	63,985
Additional paid in capital	1,159,728	1,109,228
Accumulated deficit	(881,333)	(395,369)
Total shareholders' equity	342,380	777,844
Total liabilities and shareholders' equity	$ 372,168	$ 829,001

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Revenues:		
Commissions	$ 531,526	$ 2,565,054
Interest	3,833	261
Realized gains (losses)	577	(4,032)
Unrealized losses	(6,625)	(12)
Other	220,499	206,636
Total revenues	749,810	2,767,907
Expenses:		
Clearing	68,900	90,618
Employee compensation and benefits	680,930	1,897,539
General and administrative	430,669	509,534
Professional services	41,728	199,954
Depreciation	12,747	12,747
Total expenses	1,234,974	2,710,392
Net (loss) income before income taxes	(485,164)	57,515
Income tax expense	(800)	(12,291)
Net (loss) income	$ (485,964)	$ 45,224

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Net (loss) income	$ (485,964)	$ 45,224
Other comprehensive gain, net of tax:		
Reclassification adjustment for realized loss on securities included in net income	-	3,955
Other comprehensive gain	-	3,955
Comprehensive (loss) income, net of tax	$ (485,964)	$ 49,179

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	Common stock		Additional Paid in	Accumulated	Accumulated other comprehensive	
	Shares	Amount	Capital	Deficit	loss	Total
Balance, June 30, 2006	4,675,000	$ 63,985	$ 1,109,228	$ (440,593)	$ (3,955)	$ 728,665
Other comprehensive gain	-	-	-	-	3,955	3,955
Net income	-	-	-	45,224	-	45,224
Balance, June 30, 2007	4,675,000	63,985	1,109,228	(395,369)	-	777,844
Capital contributions	-	-	50,500	-	-	50,500
Net loss	-	-	-	(485,964)	-	(485,964)
Balance, June 30, 2008	4,675,000	$ 63,985	$ 1,159,728	$ (881,333)	$ -	$ 342,380

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (485,964)	$ 45,224
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation	12,747	12,747
Realized loss on available-for-sale securities	-	3,955
Decrease (increase) in assets:		
Receivables	152,110	(40,511)
Trading securities	(6,878)	(998)
Deposits with clearing broker	109,122	(29,617)
Other assets and deposits	(2,105)	(13,602)
Increase (decrease) in liabilities:		
Accounts payable	(5,395)	13,269
Accrued expenses	(434)	(184,495)
Income taxes payable	(10,540)	(85)
Deferred taxes	(5,000)	-
Net cash flows used in operating activities	(242,337)	(194,113)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	(14,714)
Payments from shareholders	-	32,000
Net cash flows provided by investing activities	-	17,286
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	50,500	-
Net cash provided by financing activities	50,500	-
Net decrease in cash and cash equivalents	(191,837)	(176,827)
Cash and cash equivalents at the beginning of the year	304,103	480,930
Cash and cash equivalents at the end of the year	$ 112,266	$ 304,103

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Organization and Business

World Trade Financial Corporation (formerly known as "Amber Securities Corporation") (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997, and began using its current name on April 27, 1999. The Company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate its trading activity.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank account at a financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2008 and 2007, the Company's uninsured cash balances totaled $0 and $87,502, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at two financial institutions located in California and Florida. The accounts at these institutions are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At June 30, 2008 and 2007, the Company's uninsured cash balances totaled $0 and $110,483, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Receivables

All receivables consist of clearing broker dealer balances which result from daily and recurring trade transactions. Due to the general nature of these receivables, the amounts are generally fully collected within ten days of closing of transactions throughout the year. During 2008, the Company established an allowance for doubtful accounts for estimated losses resulting from the inability of a customer to make required payments. As such, as of June 30, 2008, the allowance for doubtful accounts was $36,710. As of June 30, 2007 management believes no allowance for doubtful accounts is necessary.

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned.

Financial Instruments

The carrying value of current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities as of June 30, 2008 and 2007.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Furniture and equipment consists of the following:

	2008	2007
Furniture and fixtures	$ 10,000	$ 10,000
Computers and equipment	61,747	61,747
	71,747	71,747
Less: Accumulated depreciation	(56,699)	(43,952)
Total furniture and equipment, net	$ 15,048	$ 27,795

NOTE 4 - INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes and the timing of the payment of California Franchise taxes which are not currently deductible for federal income tax purposes.

The Company's benefit (provision) for income taxes for the years ended June 30, 2008 and 2007 is as follows:

	2008	2007
Current taxes benefit (provision):		
Federal	$ -	$ (10,930)
State	(800)	(1,361)
Total current portion	(800)	(12,291)
Deferred taxes :		
Federal	-	-
State	-	-
Total deferred portion	-	-
Provision for income taxes	$ (800)	$ (12,291)

At June 30, 2008 and 2007, the Company's Deferred Tax Liability account is as follows:

	2008	2007
Deferred tax asset - net operating losses	$ 203,000	$ 10,600
Deferred tax liability - depreciation	(18,000)	(15,600)
Less: valuation allowance	(185,000)	-
Net deferred tax liability	$ -	$ (5,000)

At June 30, 2008, the Company has federal and California net operating loss carryovers of approximately $478,000 and $669,000, respectively. A portion of the California net operating loss carryforwards may be subject to a limitation of the amount that may be utilized each year of approximately $1,900. The federal and California net operating loss carryforwards begin to expire in 2029 and 2011, respectively.

NOTE 5 - SHAREHOLDERS' EQUITY

On May 14, 2001, the Company's Board of Directors increased the number of shares of common stock authorized to 20,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

NOTE 6 - ACCUMULATED OTHER COMPREHENSIVE LOSS

Effective July 1, 1999, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to report all changes in equity during a period, except those resulting from investments and distributions by owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses Net Income and Net Unrealized Gains on Securities, in the Statements of Comprehensive Income. The income tax effects allocated to and the cumulative balance of unrealized losses on securities are as follows:

	2008	2007
Balance, beginning of year	$ -	$ (3,955)
Add:		
Reclassification adjustment for realized loss on securities included in net income	-	3,955
Net unrealized loss	-	-
Net realized gain included in net income	-	-
Balance, end of year	$ -	$ -

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000. At June 30, 2008 and 2007, the Company had net capital of $148,580 and $608,962, respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.09 to 1 and 0.07 to 1, respectively.

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 8 - PENSION PLAN

Effective July 1, 2003, the Company adopted a defined benefit pension plan. As of June 30, 2008 and 2007, the Company accrued its contribution to the plan of approximately $0 per year.

Actuarial present value of accumulated plan benefits (assuming a 5.0% rate of return for pre-retirement purposes and 5.0% for post retirement purposes.)	
Vested	$ 661,295
Net assets available for benefits	$ 842,058

At June 30, 2008, the net assets available for benefits exceeded the actuarial present value of accumulated benefits by $180,763. The Company's contributions are determined by the actuary to ensure that the plan is in compliance with funding requirements.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

The Company's offices are currently located in a building owned by two shareholders of the Company. The Company currently pays each shareholder $4,000 in rent on a month-to-month basis. Rent expense for the years ended June 30, 2008 and 2007 amounted to $96,000, per year.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the years ended June 30, 2008 and 2007, the Company paid $96,000 in rent expense per year, and approximately $0 and $23,000 in legal fees to related parties, respectively.

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008 AND 2007

	2008	2007
Total assets	$ 372,168	$ 829,001
Total liabilities	(29,788)	(51,157)
Shareholders' equity	342,380	777,844
Less non-allowable assets:		
Accounts receivable, net	(36,709)	-
Furniture, equipment and leasehold improvements	(15,048)	(27,795)
Haircuts on securities held and cash concentrations	(1,427)	(2,576)
Other assets	(40,616)	(38,511)
Non-allowable assets	(93,800)	(68,882)
Net capital	$ 248,580	$ 708,962

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2008	2007
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ 148,580	$ 608,962
Aggregate indebtedness	$ 21,327	$ 49,521
Ratio of aggregate indebtedness to net capital	0.09 to 1	0.07 to 1

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE COMPANY AS
INCLUDED IN PART IIA OF FORM X-17A-5
JUNE 30, 2008 AND 2007

	2008	2007
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 10,007	$ 19,298
Pension plan contribution accrual	-	-
Accrual adjustments	16,320	19,683
Income tax accrual	(5,000)	10,540
Aggregate indebtedness, as adjusted	$ 21,327	$ 49,521
NET CAPITAL		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 259,900	$ 688,377
Pension plan contribution reversal	-	52,990
Income tax accrual	5,000	(10,540)
Other adjustments	(16,320)	(21,865)
Net capital, as adjusted	$ 248,580	$ 708,962

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

WORLD TRADE FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008 AND 2007

		2008	2007
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2008, and this report does not affect our report thereon dated August 25, 2008.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
August 25, 2008

PKF
Certified Public Accountants
A Professional Corporation

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